UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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
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1(a)  NAME OF ISSUER (Please type or print)          (b)  IRS IDENT. NO.            (c)  SEC. FILE NO.
      Tower Group, Inc.                                   13-3894120                     000-50990
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1(d)  ADDRESS OF ISSUER           STREET         CITY         STATE        ZIP CODE       (e) TELEPHONE NO.
      120 Broadway, 14th Fl.                   New York        NY            10271         AREA CODE     NUMBER
                                                                                              212       655-2000
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2(a)  NAME OF PERSON FOR WHOSE ACCOUNT   (b) IRS IDENT. NO.   (c) RELATIONSHIP TO  (d) ADDRESS STREET  CITY  STATE  ZIP CODE
      THE SECURITIES ARE TO BE SOLD                               ISSUER

      Steven G. Fauth                     XXX-XX-XXXX             Officer          120 Broadway, 14th Fl., New York, NY 10271
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
File Number.
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3(a)          (b)                  SEC USE ONLY  (c)               (d)             (e)              (f)              (g)
                                   -------------
Title of the  Name and Address of  Broker-Dealer Number of Shares    Aggregate    Number of Shares   Approximate      Name of Each
  Class of    Each Broker through  File Number    or Other Units       Market      or Other Units    Date of Sale      Securities
 Securities   Whom the Securities                   To Be Sold         Value        Outstanding   (See Instr. 3(f))     Exchange
 To Be Sold   are to be Offered or               (See Instr. 3(c))(See Instr. 3(d)) (See Instr. 3   (MO. DAY YR.)    (See Instr. 3)
              Each Market Maker                                                         (e))                               (g)
              who is Acquiring the
                  Securities
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common        BNY Brokerage Inc.                      30,000          $841,200       19,892,855         5/10/06            NNM
stock         1633 Broadway
              New York, NY 10019
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

INSTRUCTIONS:
1. (a)  Name of issuer.
   (b)  Issuer's I.R.S. Identification Number.
   (c)  Issuer's S.E.C. file number, if any.
   (d)  Issuer's address, including zip code.
   (e)  Issuer's telephone number, including area code.

2. (a)  Name of person for whose account the securities are to be sold.
   (b)  Such person's I.R.S. identification number, if such person is an entity.
   (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d)  Such person's address, including zip code

3. (a)  Title of the class of securities to be sold.
   (b) Name and address of each broker through whom the securities are intended to be sold.
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f)  Approximate date on which the securities are to be sold.
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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
                        TABLE I -- SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:
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Title of   Date you    Nature of Acquisition   Name of Person from Whom Acquired
The Class  Acquired         Transaction         (If gift, also give date donor         Amount of       Date of
                                                           acquired)              Securities Acquired  Payment   Nature of Payment
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 common    5/10/06   The shares were received          Tower Group, Inc.                 30,000        5/10/06   Cashless exercise
 stock               upon the exercise of an                                                                     of options at an
                     option to purchase shares                                                                   exercise price of
                     of common stock                                                                             $2.78 per share
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INSTRUCTIONS:  If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
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            TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.
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Name and Address of Seller  Title of Securities Sold  Date of Sale  Securities Sold  Gross Proceeds
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Steven G. Fauth                       N/A                  N/A            N/A (0)        N/A (0)
120 Broadway, 14th Floor
New York, NY 10271
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
REMARKS:


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                                  May 10, 2006
                               ------------------
                                (DATE OF NOTICE)

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                              /s/ Steven G. Fauth
                              -------------------
                                  (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001.)
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